Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES MAKES STRONG START TO YEAR

London, 3 May 2012  –  Randgold Resources has posted a robust performance for the first quarter of 2012 despite the challenges presented by a coup in Mali, the expansion of its Loulo complex and the stabilising of its new Tongon mine in Côte d’Ivoire.

Profit of US$104 million was up 126% on the corresponding quarter in 2011 while production of 165 443 ounces increased by 19% year on year. However, in line with guidance, both figures were down by 28% and 13% respectively on the previous quarter’s record results. Group operating costs of US$667/oz were in line with those of the previous year, and the cash on the balance sheet of US$457 million remained substantial despite significant capital expenditure during the quarter.

Flagship operation Loulo, where a third mill was successfully commissioned, showed the benefit of its plant expansion programme in improved throughput and recoveries. Throughput was ramped up steadily to 330 000 tonnes per month, in line with plan, and a phased expansion to 450 000 tonnes per month is being considered. Gounkoto, which operationally is part of the same complex, has been established as a separate corporate entity in terms of a new convention granted by the state of Mali during the quarter. The one-year-old Gounkoto has now recouped its capital.

Tongon had to contend with moving through transitional ore, stabilising the link to the Ivorian national power grid and dealing with industrial relations issues, but was trending positively at the end of the quarter. The Morila joint venture again produced a solid set of results.

In the Democratic Republic of Congo, construction started on schedule at the Kibali project which, when completed, will be one of the largest gold mines in Africa. Randgold owns 45% of the project, which it is developing. Randgold will also operate the mine which is scheduled to produce its first gold at the end of next year.

The company recently reported attributable reserves of 16.28 million ounces of gold compared to 16.39 million a year ago, despite a 58% increase in production last year. The overall reserve grade increased from 3.78g/t to 3.84g/t in line with Randgold’s emphasis on quality over quantity.

Chief executive Mark Bristow says despite the company’s full operational and developmental load, it is still maintaining its aggressive exploration programmes.

“There is a significant potential for finding additional ounces at the Loulo-Gounkoto complex, Tongon and Kibali, as well as for converting their substantial resources to reserves. In addition, our greenfields teams are evaluating the promising Boundiali and Dioala permits in Côte d’Ivoire and developing a new footprint around the Kampti permit in Burkina Faso. They are also looking beyond the known deposits on the enormous Kibali lease area as well as further afield in the DRC,” he said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2012

¡      Profits up 126% on corresponding quarter in 2011; down 28% on previous quarter

¡      Production up 19% on corresponding quarter in 2011; down 13% on previous quarter in line with guidance

¡      Cash position remains robust despite significant capital expenditure

¡      Group cash operating costs per ounce in line with prior year

¡      Kibali starts construction following successful feasibility study

¡      Gounkoto convention signed confirming the operation’s fiscal and economic status

¡      Gounkoto capital recouped in one year

¡     Loulo delivers on plant expansion programme and investigates unlocking additional capacity

¡     Tongon operational trends turn positive at quarter end

¡      Tongon, Gounkoto and Morila maintain zero Lost Time Injuries; improvements planned at Loulo and Kibali

¡      Group maintains robust reserve profile with increased overall grade

¡      Increased dividend approved by shareholders

Randgold Resources Limited (‘Randgold’) had 91.8 million shares in issue as at 31 March 2012

SUMMARISED FINANCIAL INFORMATION

US$000	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011 (Restated)+	Quarter ended 31 Mar 2011	12 months ended 31 Dec 2011 (Restated)+
Gold sales*	271 779	313 624	186 511	1 131 400
Total cash costs*	119 619	128 425+	101 390	502 414+
Profit from mining activity*	152 160	185 199+	85 121	628 986+
Exploration and corporate expenditure	10 861	12 115	10 286	43 925
Profit for the period	104 008	144 677+	45 942	441 905+
Profit attributable to equity shareholders	89 440	122 278+	41 494	383 860+
Net cash generated from operations	75 652	155 368+	84 849	569 860+
Cash and cash equivalents	456 937	487 644	352 264	487 644
Gold on hand at period end#	18 218	12 845	47 824	12 845
Group production^ (oz)	165 443	189 548	139 403	696 023
Group sales^ (oz)	159 221	188 271	136 267	718 762
Group total cash costs per ounce*^ (US$)	751	682+	744	699+
Group cash operating costs per ounce*^ (US$)	667	597+	677	624+
Basic earnings per share (US$)	0.97	1.33+	0.46	4.20+
+

The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to change in accounting policy section for further details).

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
^	Randgold consolidates 100% of Loulo, Gounkoto and Tongon and 40% of Morila.

COMMENTS

Gold sales revenue decreased by 13% compared to the previous quarter largely due to a 15% reduction in ounces sold. This is the result of a decline in sales from the Loulo-Gounkoto complex reflecting lower grades achieved during the quarter in line with the guidance given at the start of the year. The average gold price received increased by 2% quarter on quarter to US$1 707/oz, partially offsetting the effect of the decrease in ounces sold. Gold sales rose 46% above the corresponding quarter in 2011, principally due to the current quarter’s average gold price received being 25% higher than the same quarter in 2011, and a 17% increase in ounces sold.

Total cash costs for the group were 7% lower than the previous quarter, mainly as a result of the timing of gold shipments and subsequent deferral of associated production costs: 10 958 ounces (valued at US$18.2 million using a spot gold price of US$1 663/oz) remained unsold at the Loulo-Gounkoto complex at quarter end. Compared to the corresponding 2011 quarter, total cash costs increased by 18% as a result of the start of mining at Gounkoto in June 2011. Group total cash costs per ounce increased by 10% compared to the previous quarter but were in line with the corresponding quarter of 2011. The increase over the prior quarter reflects the drop in grade of the ore processed and subsequent 15% reduction in ounces sold. As indicated in the previous quarterly report, following a change in International Financial Reporting Standards (IFRS), the group changed its accounting policy on production-phase stripping costs with effect from 1 January 2012 and the 2011 results have been restated (refer to the change in accounting policy section for further details).

Profit from mining decreased by 18% to US$152.2 million, from US$185.2 million in the previous quarter, but were up 79% on the corresponding 2011 quarter for the reasons stated above.

Depreciation and amortisation of US$23.9 million rose US$16.7 million from the previous quarter, mainly as a result of year end adjustments in the prior quarter which led to unusually low charges for that quarter, and an increase in depreciation at Tongon and the Loulo/Gounkoto complex in the current quarter.

Traditionally, adjustments are made to the depreciation charge at the end of each year to bring it in line with the group’s tonnes milled basis, as opposed to the straight line Life of Mine (LOM) basis used by the operating subsidiaries during the first three quarters of the year. The depreciation charge in the previous quarter was therefore very low given the adjustments that were made at year end, which reflected the lower tonnes milled during the year.

Exploration and corporate expenditure of US$10.9 million was down 10% on the previous quarter’s US$12.1 million and in line with the corresponding quarter of 2011. This is the result of savings in corporate costs.

Other expenditure of US$4.2 million includes operational exchange losses and compares to similar operational exchange losses of US$8.1 million included in other expenses in the December 2011 quarter. This is due to the settling of invoices in currencies other than the US Dollar, as well as the translation of balances denominated in currencies such as South African Rand, Canadian Dollar and Euro to the closing US Dollar rate, and reflect the movements in these currencies during the quarter.

Income tax for the quarter of US$12.3 million was down 26% due to the reduction in profits quarter on quarter, as well as a result of the change in the corporate tax rate in Mali. The corporation tax rate in Mali was reduced in 2012 from 35% to 30% and affects both the Morila and Loulo mines. Gounkoto is currently operating within a tax holiday period following the signing of the mining convention in March 2012.

Profit for the quarter of US$104.0 million decreased by 28% from US$144.7 million in the December 2011 quarter but rose 126% from the corresponding quarter last year. Similarly, basic earnings per share decreased to 97 US cents, down 27% from the prior quarter but increased 111% on the corresponding quarter of 2011.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined Loulo-Gounkoto gold production for the current quarter was 96 450 ounces (Loulo 24 800 ounces; Gounkoto 71 650 ounces), down 18% on the previous quarter. This was largely due to the reduced average grade of the ore mined and processed and was partially offset by an increase in tonnes milled and recoveries. The average grade of the ore processed decreased to 3.4g/t (Q4 2011: 4.5g/t). The reduction in grade was mostly due to the lower grade coming from Gounkoto, in line with the lower grade blocks which were scheduled to be mined during the quarter. This short term fall in production caused a 29% increase in cash operating costs per ounce compared to the previous quarter.

Construction of the third mill has been completed and it has been successfully commissioned. Together with the improved engineering maintenance implemented in the previous quarter, this has resulted in an increase in tonnes milled to 987kt (Q4 2011: 914kt) and recoveries improving to 89.7% (Q4 2011: 88.7%). With the additional mill in hand, the mine is now examining the potential opportunities to further increase throughput up to 450ktpm. The current plant can deliver approximately 330ktpm and with an upgrade of the cyclone and feed pumps to mills 1 and 2 should achieve a throughput of around 350ktpm (US$3 million estimated capital cost).

A preliminary economic assessment of the expansion option to take production up to 450ktpm has been completed. Currently the Loulo complex contains a total of 18.68Mt at 2.53g/t within the open pit and stockpile resources, declared at US$1 500/oz that are outside of the open pit reserves, declared at a US$1 000/oz. This is sufficient material to support an expansion to 450ktpm for 11 years, following an upgrade of the crushing, CIL and elution circuits (US$120 million estimated capital cost) and will allow the mine to bring lower grade resources into the life of mine plan.

The following key assumptions were used in the assessment:

¡	Mining costs: US$3.65/t mined
¡	Strip ratio: 7:1
¡	Processing cost: US$23/t milled (includes US$3/t milled for ore transport since most of the deposits are satellites and will incur a crush and haul cost)

¡	G&A: no additional G&A cost is associated with the expansion
¡	Metallurgical recovery: 90%
¡	Capital: US$120 million
¡	Royalty: 6%
¡	Company tax: 30%.

The results of the preliminary economic assessment of the incremental plant expansion from 300ktpm to 450ktpm are set out below:

Gold Price	US$1 200/oz	US1 400/oz	US$1 600/oz
NPV (0%)	US$213m	US$391m	US$568m
NPV (5%)	US$125m	US$253m	US$380m
IRR	23%	38%	52%
Total cash cost/oz	US$851/oz	US$863/oz	US$875/oz

Completion of a scoping study including trade-off between the different options available is targeted for year end. During the quarter, five lost time injuries (LTIs) were recorded at Loulo. The Lost Time Injury Frequency Rate (LTIFR) was 3.68 per million hours worked compared to 2.87 for the previous quarter. Management has continued and intensified its focus on health and safety following the completion of the Occupational Health and Safety Management System (OH&S-MS) legal compliance audit in Q4 2011. The OHSAS 18001 is fully implemented and certification is scheduled to be completed this year.

During the quarter political upheaval in Mali temporarily caused the closure of its borders and interruptions to the mine’s supply chain. Capable handling by the Randgold management team resulted in its operations being largely unaffected. The group strategy of preferentially employing and developing a national management team was once again more than vindicated during this period.

LOULO-GOUNKOTO COMPLEX RESULTS
	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011 (Restated)+	Quarter ended 31 Mar 2011	12 months ended 31 Dec 2011 (Restated)+
Mining
Tonnes mined (000)	14 560	13 339	5 394	40 265
Ore tonnes mined (000)	931	1 206	475	4 087
Milling
Tonnes processed (000)	987	914	891	3 619
Head grade milled (g/t)	3.4	4.5	2.5	3.4
Recovery (%)	89.7	88.7	86.8	88.1
Ounces produced	96 450	117 321	62 149	346 179
Ounces sold	88 482	114 512	67 684	347 386
Average price received (US$/oz)	1 719	1 670	1 366	1 582
Cash operating costs* (US$/oz)	682	530+	879	696+
Total cash costs* (US$/oz)	781	626+	959	787+
Gold on hand at period end# (US$000)	18 218	10 096	2 285	10 096
Profit from mining activity* (US$000)	82 984	119 514+	27 526	276 255+
Gold sales* (US$000)	152 059	191 178	92 439	549 569
+

The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to page 3 of the Q1 report for further details).

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo

On a standalone basis Loulo produced 24 800 ounces of gold at a total cash cost of US$912/oz compared to 29 618 ounces at US$966/oz in the previous quarter. The ore mined and processed was exclusively from the two underground mines. The average grade of the ore was lower than anticipated as a result of some dilution resulting from an ore drive being undertaken out of the orebody, which has subsequently been addressed. Notwithstanding the lower grade and production, Loulo’s cash costs per ounce were reduced as a result of improved cost control in the plant and across the mine.

Total tonnes mined includes the open pit mining in the Yalea pit as part of the pushback, which is ahead of schedule and should give the mine more flexibility to achieve its targeted annual production. Loulo’s production is expected to increase over the year, and total gold production from Loulo and Gounkoto are forecast to be approximately equal in 2012.

LOULO STANDALONE RESULTS
	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011 (Restated)+	Quarter ended 31 Mar 2011	12 months ended 31 Dec 2011 (Restated)+
Mining
Tonnes mined (000)	7 223	4 924	5 394	18 865
Ore tonnes mined (000)	265	345	475	2 385
Milling
Tonnes processed (000)	288	307	891	2 670
Head grade milled (g/t)	3.0	3.4	2.5	2.8
Recovery (%)	89.3	88.8	86.8	87.7
Ounces produced	24 800	29 618	62 149	208 424
Ounces sold	19 406	26 809	67 684	209 631
Average price received (US$/oz)	1 826	1 653	1 366	1 532
Cash operating costs* (US$/oz)	821	885+	879	866+
Total cash costs* (US$/oz)	912	966+	959	952+
Gold on hand at period end# (US$000)	13 997	10 096	2 285	10 096
Profit from mining activity* (US$000)	17 733	18 410+	27 526	121 708+
Gold sales* (US$000)	35 432	44 316	92 439	321 199

Randgold owns 80% of Loulo with the State of Mali owning 20%. The State’s share is not a free carried interest. Randgold has funded the State portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid. Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

+	The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer below for further details).
*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Change in Accounting Policy - Production Phase Stripping Costs

As previously mentioned, the group changed its accounting policy on stripping costs in the production-phase of opencast mining effective 1 January 2012. As such, all eligible production-phase deferred stripping (the process of removing waste from a surface mine in order to gain access to mineral deposits) costs associated with a stripping campaign are capitalised and depreciated over the life of the relevant section of the orebody on a tonnes milled basis. This is in line with the recently issued IFRIC 20 which endeavours to standardise reporting across the mining industry. IFRIC 20 requires that, to the extent that the benefit from the stripping activity is realised in the form of inventory produced, the directly attributable costs of that activity should be treated as ore stockpile inventory. To the extent that the benefit is the improved access to ore, the directly attributable costs should be treated as a non-current ‘stripping activity asset’. All stripping costs incurred since 1 January 2010 are capitalised to the related asset in the relevant year. IFRIC 20 includes transitional provisions which permit the group to capitalise eligible costs incurred from the start of the earliest period presented, which will be 1 January 2010 within US 20-F filings for 2012. Total eligible production-phase stripping costs of US$12.1 million were incurred in Q4 2011, relating to the Yalea South pushback, and have now been capitalised. The capitalised stripping costs will be depreciated on a unit of production basis, over the expected useful life of the Yalea orebody and depreciation is expected to start in July 2012, in line with the mine plan. No other production-phase stripping costs have been incurred since 1 January 2010 and the effect of costs prior to this date is immaterial. Loulo (and therefore the Loulo-Gounkoto complex as well) was the only mine affected by the restatement. We note that IFRIC 20 is yet to be endorsed by the EU but has been applied as it is expected to be endorsed during 2012.

In line with IFRIC 20, our 2012 results now include a restatement of the 2011 year, as well as for the quarter ended 31 December 2011, the impact of which is set out below:

LOULO IMPACT OF IFRIC 20 US$000	Year/quarter ended 31 Dec 2011
Decrease in mine production costs	12 100
Increase in income tax expense	3 630
Increase in net profit	8 470
Increase in opening retained earnings	6 776
Increase in non-controlling interests	1 694
Increase in property, plant and equipment	12 100
Increase in deferred tax	3 630
Increase in basic earnings per share (cents per share)	7
Increase in fully diluted earnings per share (cents per share)	7

Loulo mineral resource and reserve update

See extract from annual mineral resource and mineral reserve declaration published 30 March 2012.

LOULO RESOURCES AND RESERVES
		Tonnes		Grade		Gold		Attributable gold*** 80%
at 31 December	Category	Mt 2011	Mt 2010	(g/t) 2011	(g/t) 2010	(Moz) 2011	(Moz) 2010	(Moz) 2011	(Moz) 2010
MINERAL RESOURCES*
Stockpile	Measured	1.98	2.15	1.61	1.65	0.10	0.11	0.08	0.09
Open pit	Measured	1.23	3.20	4.60	4.27	0.18	0.44	0.15	0.35
	Indicated	5.03	3.73	3.04	2.68	0.49	0.32	0.39	0.26
	Inferred	5.65	13.62	2.23	2.75	0.41	1.21	0.32	0.96
Underground	Measured	3.07	3.01	4.07	3.73	0.40	0.36	0.32	0.29
	Indicated	47.70	48.64	4.84	4.84	7.42	7.57	5.94	6.06
	Inferred	11.88	11.66	3.63	3.61	1.39	1.35	1.11	1.08
Total mineral resources	Measured and indicated	59.02	60.74	4.53	4.51	8.60	8.81	6.88	7.04
	Inferred	17.53	25.28	3.18	3.15	1.79	2.56	1.44	2.05

MINERAL RESERVES**
Stockpile	Proven	1.98	2.15	1.61	1.65	0.10	0.11	0.08	0.09
Open pit	Proven	0.85	2.38	4.81	4.18	0.13	0.32	0.11	0.26
	Probable	3.07	1.66	3.03	2.48	0.30	0.13	0.24	0.11
Underground	Probable	35.80	39.23	5.16	4.72	5.94	5.96	4.76	4.76
Total mineral reserves	Proven and probable	41.71	45.43	4.83	4.47	6.48	6.52	5.18	5.22
*

Open pit mineral resources are the insitu mineral resources falling within the US$1 500/oz pit shell reported at an average cut-off of 0.5g/t. Underground mineral resources are those insitu mineral resources of the Yalea and Gara deposits that fall below the design pits and are reported at a cut-off of 1.5g/t for Yalea and 1.39g/t for Gara. Mineral resources were generated by Mr Abdoulaye Ngom, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person.

**

Open pit mineral reserves are reported at a gold price of US$1 000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Shaun Gillespie, an independent consultant and competent person. Underground mineral reserves are reported at a gold price of US$1 000/oz and a cut-off of 2.4g/t for Yalea underground and 2.2g/t for Gara underground and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr Juan Mitchell, an officer of the company, and reviewed by Mr Mark Odell, an independent consultant and competent person.

***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Loulo.

  See comments and US disclaimer.

Yalea underground mine

During the quarter, 2 206 metres of development was completed and 127 620 tonnes of ore at 4.24g/t was hauled to surface. The progressive development to date is 26 082 metres.

YALEA UNDERGROUND PERFORMANCE
	Development metres	Hoisted ore tonnes	Grade (g/t)	Total tonnes mined
Q1 2012	2 206	127 620	4.24	282 442
Q4 2011	1 779	90 179	3.71	205 202

The Yalea decline has advanced 2 228 metres from surface to a vertical depth of 376.5 metres. Overall development has increased 24% from 1 779 metres last quarter to 2 206 metres this quarter. The critical rehabilitation in the vehicle decline servicing the bottom of the ‘purple patch’ was successfully completed and development has recommenced.

The 88L-108L ore pass was commissioned during the quarter, reducing the amount of material hauled to surface and improving the amount of ore hoisted on the belt system.

Ore production for the quarter came primarily from 63L blocks 1, 2 and 3 and was up 42% on the last quarter, from 90 179 tonnes to 127 620 tonnes at 4.24g/t.

Gara underground mine development

During the quarter, 1 961 metres of development was completed and 132 340 tonnes of ore at 4.65g/t was hauled to surface.

GARA UNDERGROUND PERFORMANCE
	Development metres	Hoisted ore tonnes	Grade (g/t)	Total tonnes mined
Q1 2012	1 961	132 340	4.65	259 656
Q4 2011	1 791	60 204	5.28	218 068

The Gara declines have advanced 1 781 metres from surface to a vertical depth of 268 metres. Overall development showed a 9% improvement, increasing from 1 791 metres last quarter to 1 961 metres this quarter.

Ore production for the quarter, coming primarily from strike drives, development and stoping on 65 and 85 Levels, was up 120% on the last quarter, from 60 204 tonnes to 132 340 tonnes. The decline development has exposed 135 Level.

Construction of the primary pump station was completed during the quarter and construction of the underground conveyor has begun.

Gounkoto

On a standalone basis, Gounkoto produced 71 650 ounces of gold at a total cash cost of US$744/oz compared to 87 703 ounces at US$522/oz in the previous quarter. The decrease in ounces resulted in an increase in the total cash cost per ounce, largely attributable to the fall in the average grade of ore mined and processed from 5.1g/t in the previous quarter to 3.5g/t as per the mine plan. Cash costs per ounce were also negatively impacted by an increase in waste stripping and higher rebuild costs.

Hauled tonnes for the current quarter increased to 720kt from 600kt in the previous quarter, as a result of three additional trucks being mobilised in February 2012.

Construction work continued on the houses for employees and on water drainage systems. The haul road quality was also upgraded to prevent stoppages during the wet season and to increase the efficiency of ore transportation.

No LTIs were recorded during the current quarter, reflecting an improved performance consistent on the previous quarter.

As part of the stakeholders engagement process, two village associations were established to manage the haul road safety issues. They will be registered and will constitute a source of employment and income for the local community.

The mining convention for Societé des Mines de Gounkoto SA (Gounkoto) was signed on 21 March 2012. The convention includes an initial two year corporate tax holiday starting from first production and a further tax holiday, up to a maximum of five years in total, in the event of further capital investment, such as an underground mine. It also provides for Mali State royalties of 6% of revenues and a 10% priority dividend payment to the State.

GOUNKOTO STANDALONE RESULTS
	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Quarter ended 31 Mar 2011	12 months ended 31 Dec 2011
Mining
Tonnes mined (000)	7 337	8 415	2 378	21 400
Ore tonnes mined (000)	666	861	63	1 702
Milling
Tonnes processed (000)	699	607	-	949
Head grade milled (g/t)	3.5	5.1	-	5.1
Recovery (%)	89.8	88.7	-	88.7
Ounces produced	71 650	87 703	-	137 755
Ounces sold	69 076	87 703	-	137 755
Average price received (US$/oz)	1 688	1 675	-	1 658
Cash operating costs* (US$/oz)	642	421	-	436
Total cash costs* (US$/oz)	744	522	-	536
Gold on hand at period end# (US$000)	4 221	-	-	-
Profit from mining activity* (US$000)	65 251	101 104	-	154 547
Gold sales* (US$000)	116 627	146 862	-	228 370

Randgold has created a new company, Gounkoto, to hold the Gounkoto mining permit and mining assets. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Gounkoto mineral resource and reserve update

See extract from annual mineral resource and mineral reserve declaration published 30 March 2012. With the Gounkoto convention being signed, the Faraba and P64 mineral resources located within the Gounkoto permit are now reported in the Gounkoto declaration.

GOUNKOTO RESOURCES AND RESERVES
		Tonnes		Grade		Gold		Attributable gold*** 80%
at 31 December	Category	Mt 2011	Mt 2010	(g/t) 2011	(g/t) 2010	(Moz) 2011	(Moz) 2010	(Moz) 2011	(Moz) 2010
MINERAL RESOURCES*
Stockpile	Measured	0.77	-	2.19	-	0.05	-	0.04	-
Open pit	Measured	0.25	-	4.36	-	0.04	-	0.03	-
	Indicated	18.60	22.14	4.97	4.82	2.97	3.43	2.38	2.74
	Measured and indicated	19.62	22.14	4.86	4.82	3.06	3.43	2.45	2.74
	Inferred	8.04	1.17	2.20	3.57	0.57	0.13	0.46	0.11
Underground	Indicated	3.55	1.10	6.17	5.29	0.71	0.19	0.56	0.15
	Inferred	6.04	9.94	3.77	5.56	0.73	1.78	0.59	1.42
Total mineral resources	Measured and Indicated	23.17	23.24	5.06	4.84	3.77	3.62	3.01	2.89
	Inferred	14.08	11.10	2.87	5.35	1.30	1.91	1.04	1.53

MINERAL RESERVES**
Stockpile	Proven	0.77	-	2.19	-	0.05	-	0.04	-
Open pit	Probable	16.19	17.11	5.19	5.10	2.70	2.80	2.16	2.24
Total mineral reserves	Proven and probable	16.96	17.11	5.06	5.10	2.76	2.80	2.21	2.24
*

Open pit mineral resources are the insitu mineral resources falling within the US$1 500/oz pit shell reported at a 0.5g/t cut-off. Underground mineral resources are those insitu mineral resources below the US$1 500/oz pit shell reported at 2.0g/t cut-off. Mineral resources were generated by Mr Abdoulaye Ngom, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person.

**

Open pit mineral reserves are reported at a gold price of US$1 000/oz and a 1.27g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Shaun Gillespie, an external consultant and competent person.

***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Gounkoto.

  See comments and US disclaimer.

MORILA

During the quarter, Morila produced 54 631 ounces of gold, down 22% on the previous quarter (Q4 2011: 69 737 ounces). The decrease in production follows the drop in the average grade of the ore processed from 2.1g/t in the previous quarter to 1.6g/t in the current quarter and is in line with the LOM plan, which includes the processing of mineralised waste. Profit from mining of US$56.1 million was down on the previous quarter’s US$63.8 million due to the decrease in production which was partially offset by the higher average gold price received but exceeded the mine plan because of the higher than scheduled grades.

Notwithstanding the decline in ounces produced and sold, total cash costs of US$669/oz were down 11% on the previous quarter’s US$753/oz as a result of the processing of mineralised waste, which carries no cost of mining (and was previously excluded from reserves).

No LTIs were recorded during this quarter, as in the previous quarter, reflecting another excellent performance. The mine has celebrated its safety performance, marking more than 1 500 000 LTI-free hours achieved in Q4 2011. As part of the mine’s environmental rehabilitation, a total of 10 400 indigenous trees were planted during this quarter.

MORILA RESULTS	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Quarter ended 31 Mar 2011	12 months ended 31 Dec 2011
Mining
Tonnes mined (000)	-	-	16	16
Ore tonnes mined (000)	-	-	16	16
Milling
Tonnes processed (000)	1 155	1 134	1 114	4 549
Head grade milled (g/t)	1.6	2.1	1.7	1.9
Recovery (%)	91.4	92.3	89.4	91.0
Ounces produced	54 631	69 737	55 716	248 635
Ounces sold	54 631	69 737	55 716	248 635
Average price received (US$/oz)	1 695	1 668	1 393	1 576
Cash operating costs* (US$/oz)	567	653	699	687
Total cash costs* (US$/oz)	669	753	783	782
Profit from mining activity* (US$000)	56 090	63 828	34 000	197 613
Stockpile adjustment** (US$/oz)	81	262	283	275
Attributable (40% proportionately consolidated)
Gold sales* (US$000)	37 045	46 534	31 050	156 771
Ounces produced	21 852	27 895	22 286	99 454
Ounces sold	21 852	27 895	22 286	99 454
Profit from mining activity* (US$000)	22 436	25 531	13 600	79 045
*	Refer to explanation of non-GAAP measures provided.
**

The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. Total cash costs per ounce includes non-cash stockpile adjustments.

Morila mineral resource and reserve update

See extract from annual mineral resource and mineral reserve declaration published 30 March 2012.

MORILA RESOURCES AND RESERVES
		Tonnes		Grade		Gold		Attributable gold*** 40%
		Mt	Mt	(g/t)	(g/t)	(Moz)	(Moz)	(Moz)	(Moz)
at 31 December	Category	2011	2010	2011	2010	2011	2010	2011	2010
MINERAL RESOURCES*
Stockpile	Measured	8.12	12.55	1.24	1.39	0.32	0.56	0.13	0.22
	Inferred	44.48	1.95	0.46	0.79	0.66	0.05	0.27	0.02

MINERAL RESERVES**
Stockpile	Proven	1.44	5.86	1.71	1.68	0.08	0.32	0.03	0.13
	Probable	6.68	6.69	1.14	1.14	0.24	0.24	0.10	0.10
Total mineral reserves	Proven and probable	8.12	12.55	1.24	1.39	0.32	0.56	0.13	0.22
*

Mineral resources consist of ore stockpiles and tailings storage facility (TSF) material. Ore stockpile resources are reported at a US$1 500/oz gold price and a 0.57g/t cut-off. TSF resources are reported at a US$1 500/oz gold price and a 0.19g/t cut-off. Mineral resources were generated by Mr Adama Kone, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person.

**

Stockpile mineral reserves are reported at a US$1 000/oz gold price and a 0.88g/t cut-off. Stockpile mineral reserves were calculated by Mr Stephen Ndede, an officer of the company and competent person.

***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 40% interest in the Morila gold mine.

  See comments and US disclaimer.

TONGON

During the quarter, Tongon produced 47 141 ounces compared to 44 332 ounces in the previous quarter. The higher production reflects an increase in mill throughput, partially offset by a reduction in grade and recovery. The drop in grade during the quarter from 2.7g/t in the previous quarter to 2.4g/t is largely attributable to the short term mining schedule as well as work stoppages experienced during the quarter.

A combination of poor oxygen supply, related to power outages and low product delivery pressure, and the feeding of multiple ore types with the treatment of transitional ore, resulted in a lower recovery during the quarter. Addressing the issue, a third oxygen production plant has since been procured to supplement the existing circuit. This should ensure additional oxygen availability and back-up supply, and is expected to be operational early in Q3 2012. In addition to the above, optimisation work has been carried out on the oxygen dispersion systems, being a combination of Aachen reactors and MMS spargers/nozzles, which is expected to improve leach kinetics and recovery within the CIL circuit.

Throughput for the quarter was still low although there has been an improvement in tonnage treated through the mills toward the end of the first quarter and continuing positively into Q2. The lower tonnages achieved in the beginning of the quarter were due to a number of issues including the treatment of transitional ore, power availability as a result of marrying the grid supply with the diesel/standby supply and industrial action.

During the quarter, mining was carried out in Southern Zone pit and a total of 4 066kt was mined, 13% below the mined tonnes of Q4 2011, of which 844kt was ore at a grade of 2.4g/t, 11% below the fourth quarter of 2011. The lower tonnes mined were mainly as a result of employee industrial action, power cuts and reduced equipment availability.

Gold sold for the quarter was 48 887 ounces (Q4 2011: 45 864 ounces). The increase in ounces produced and sold resulted in a decrease in the total cash costs per ounce to US$735/oz (Q4 2011: US$780/oz) but remains high reflecting the lower productivity highlighted above.

No Category 1 environmental incidents and no LTIs occurred this quarter, in line with the previous quarter. Tongon Mine has achieved 446 LTI free days. Extensive environmental aspect identification and risk-based assessments continued towards the mine’s goal to achieve its ISO 14001 environmental and OHSAS 18001 safety accreditation this year.

TONGON RESULTS
	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011	Quarter Ended 31 Mar 2011	12 months ended 31 Dec 2011
Mining
Tonnes mined (000)	4 066	4 677	4 709	17 353
Ore tonnes mined (000)	844	989	946	3 469
Milling
Tonnes processed (000)	756	606	701	2 963
Head grade milled (g/t)	2.4	2.7	2.6	2.9
Recovery (%)	80.0	85.1	93.2	91.2
Ounces produced	47 141	44 332	54 968	250 390
Ounces sold	48 887	45 864	46 296	271 922
Average price received (US$/oz)	1 691	1 655	1 361	1 563
Cash operating costs* (US$/oz)	684	730	370	510
Total cash costs* (US$/oz)	735	780	411	557
Gold on hand at period end# (US$000)	-	2 749	45 539	2 749
Profit from mining activity* (US$000)	46 740	75 912	43 995	425 060
Gold sales* (US$000)	82 674	40 154	63 023	273 686

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. The outside shareholders’ and State’s share is not a free carried interest. Randgold has funded all the investments in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Tongon mineral resource and reserve update

See extract from annual mineral resource and mineral reserve declaration published 30 March 2012.

TONGON RESOURCES AND RESERVES
		Tonnes		Grade		Gold		Attributable gold*** 89%
		Mt	Mt	(g/t)	(g/t)	(Moz)	(Moz)	(Moz)	(Moz)
at 31 December	Category	2011	2010	2011	2010	2011	2010	2011	2010
MINERAL RESOURCES*
Stockpile	Measured	0.89	0.42	1.68	1.93	0.05	0.03	0.04	0.02
Open pit	Indicated	35.54	36.84	2.69	2.76	3.07	3.26	2.74	2.91
	Inferred	12.03	4.48	2.64	3.22	1.02	0.46	0.91	0.41
NZ underground	Inferred	5.25	5.19	2.73	2.82	0.46	0.47	0.41	0.42
Total mineral resources	Measured and indicated	36.43	37.26	2.67	2.75	3.12	3.29	2.78	2.93
	Inferred	17.28	9.67	2.67	3.00	1.48	0.93	1.32	0.83

MINERAL RESERVES**
Stockpile	Proven	0.89	0.42	1.68	1.93	0.05	0.03	0.04	0.02
Open pit	Probable	32.21	36.69	2.63	2.47	2.72	2.91	2.42	2.59
Total mineral reserves	Proven and probable	33.10	37.11	2.60	2.46	2.77	2.94	2.46	2.62
*

Open pit mineral resources are the insitu mineral resources falling within the US$1 500/oz pit shell reported at a 0.5g/t cut-off. Underground mineral resources are those insitu mineral resources below the NZ US$1 500/oz pit shell reported at a 2.0g/t cut-off. Mineral resources were generated by Mr Babacar Diouf and Mr Mamadou Ly, both officers of the company, and supervised by Mr Jonathan Kleynhans, an officer of the company and competent person.

**

Open pit mineral reserves are reported at a gold price of US$1 000/oz and a 1.39g/t cut-off and include dilution and ore loss factors. NZ open pit mineral reserves were calculated by Mr Samuel Baffoe, an officer of the company, under the supervision of Mr Onno ten Brinke, an officer of the company and competent person. SZ open pit mineral reserves were calculated by Mr Nick Kingaby, an external consultant and competent person.

***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 89% interest in the Tongon gold mine.

See comments and US disclaimer.

PROJECTS AND EVALUATION

KIBALI PROJECT

The focus of the Kibali project team during Q1 was to convert from feasibility driven activity to that of construction and mining while maintaining the relocation action plan (RAP) process on the critical path. This conversion was characterised by critical appointments of key individuals in both the mining and construction teams, as well as the implementation of systems and processes to manage the various construction and mining activities.

The RAP programme had to cater for storm damage to houses of some of the resettled families, following unusually strong winds, and included rebuilding and repairing damaged houses which enhanced the goodwill that exists between the various affected communities and the project.

Q1 construction highlights include:

¡	Earthworks and civils contractor (GPS) mobilised to site as scheduled.
¡

Earthworks for the metallurgical facility began in February as planned and 200 000m³ of a total 2 000 000m³ were excavated by the end of March - completion planned in December 2012. First structural steel drawings were issued for shop detailing and over 1 000 tonnes of steel were in fabrication by the end of March, ahead of schedule.

¡	Crushing plant, batch plants and drill rigs for aggregate production were mobilised for bulk concrete works.
¡	Earthworks for laydown and stores area started as per schedule.
¡	Construction of the mine assay laboratory has begun.
¡	Open pit mining contractor (KMS) has started site establishment.
¡	Bush clearing has started and the access road to weir/intake for Nzoro 2 hydropower station has been completed.

¡	All Nzoro 2 designs for powerhouse, penstock and generators were completed on schedule.
¡	Manufacture of generators for Nzoro 2 hydropower station is 40% complete.

Optimised feasibility

An updated costing and feasibility study was completed at the end of 2011, based on a revised underground mining plan which incorporated the combination of a twin decline and vertical ore hoisting shaft targeting the deeper 5000 lode, as a priority. This was then integrated into a final mining plan including multi open pit and underground schedules. The study was put through internal and external reviews, and optimisation of the mining and processing rates, capital estimate scheduling and the final design was approved by the Randgold board in January 2012 and is awaiting approval by the AngloGold Ashanti board.

The revised open pit and underground mining designs and schedules support a 6Mtpa operation, planned for commissioning in the last quarter of 2013 and extending to 2031. The prospectivity of the area suggests the mine life could be extended with further exploration and conversion of these new discoveries and extension of mineral reserves.

Updated processing and general administration (G&A) costs were determined based on the larger plant throughput and higher power load demand of the underground mine. A standard crushing, milling and CIL processing plant is expected to be commissioned on plant start-up, planned for late 2013. Full flotation and flash flotation circuits will be incorporated to recover the sulphide for an overall increase in gold recovery.

The underground mine design consists of a twin decline accessing the ore beneath the KCD pit and then connecting with a vertical shaft ore hoisting system to exploit the high tonnage stopes planned for the 5000 lode and deeper 9000 lode. The aim is to target access to the large 5000 lode from a mid-level access off the shaft and declines, thus bringing the large longhole open stopes of this lode into production quicker. RSV Perth completed the feasibility study for the shaft and electrical reticulation of the underground mine, while Mine RP in Perth (previously Gijima) has completed the underground mine design and schedule.

The feasibility was based on 2010 reserves and anticipates:

¡	Total open pit ore mined of 37.2Mt containing 3.2Moz of gold at a strip ratio of 4.7:1
¡	Total underground ore mined of 36.2Mt containing 6.8Moz of gold, giving combined total ounces mined of 10.0Moz
¡	Open pit mining costs average US$3.98/tonne mined over the LOM
¡	Underground mining costs including ore development of US$51.45/ore tonne
¡	Mill throughput of 6Mt per year
¡	Plant costs average US$14.33/tonne milled
¡	G&A cost of US$6.37/tonne milled over the LOM, including outside engineering costs and Aru Road maintenance.

The construction capital (excluding contingencies or escalation) was split into two phases:

¡

Phase 1 capital programme to bring the mine into production at the end of 2013 was estimated at US$920 million (in 2011 real terms) and will run over a two year period and cover the metallurgical facility, one hydropower station and back-up thermal power facility, construction of the tailings storage facility, relocation of villages, open pit mining and all shared infrastructure.

¡

Phase 2 capital programme was estimated at US$650 million (in 2011 real terms) and will run concurrently with Phase 1 but will extend over four years, is focused primarily on the underground development and includes a twin decline, single vertical shaft system as well as three hydropower stations. This is expected to bring the underground into first production by the end of 2014, with steady state production targeted for the end of 2015.

The LOM financial model used a US$1 400/oz gold price and indicated the following returns, and total cash cost:

¡	Internal rate of return (IRR) 22%
¡	Total cash cost per ounce US$515/oz
¡	Assuming a gold price of US$1 500/oz, peak funding of US$1.2 billion was expected during 2014.

Kibali mineral resource and reserve update

See extract from annual mineral resource and mineral reserve declaration published 30 March 2012.

KIBALI RESOURCES AND RESERVES
		Tonnes		Grade		Gold		Attributable gold*** 45%
		Mt	Mt	(g/t)	(g/t)	(Moz)	(Moz)	(Moz)	(Moz)
at 31 December	Category	2011	2010	2011	2010	2011	2010	2011	2010
MINERAL RESOURCES*
Open pit	Indicated	78.24	74.73	2.03	2.09	5.10	5.02	2.30	2.26
	Inferred	44.13	37.78	1.82	2.27	2.58	2.76	1.16	1.24
Underground	Indicated	51.11	49.23	5.44	5.38	8.94	8.52	4.02	3.83
	Inferred	19.77	20.86	3.16	3.21	2.01	2.15	0.90	0.97
Total mineral resources	Indicated Inferred	129.35 63.90	123.96 58.64	3.38 2.23	3.40 2.60	14.04 4.58	13.54 4.91	6.32 2.06	6.09 2.21

MINERAL RESERVES**
Open pit	Probable	42.35	37.38	2.49	2.67	3.40	3.21	1.53	1.44
Underground	Probable	36.27	36.94	5.84	5.76	6.81	6.84	3.06	3.08
Total mineral reserves	Probable	78.62	74.32	4.04	4.21	10.21	10.05	4.59	4.52
*

Open pit mineral resources are the insitu mineral resources falling within the US$1 500/oz pit shell reported at a cut-off of 0.5g/t. Underground mineral resources are those insitu mineral resources at the KCD deposit that fall below the 5 685 metre RL elevation, reported at a cut-off of 1.5g/t. Mineral resources were generated by Mr Ernest Doh, an officer of the company and competent person.

**

Open pit mineral reserves are reported at a gold price of US$1 000/oz and an average cut-off of 0.9g/t and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Onno ten Brinke and Mr Nicholas Coomson, both officers of the company and competent persons. Underground mineral reserves were reported at a gold price of US$1 000/oz and a cut-off of 2.0g/t and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr Dan Donald and Mr Tim Peters, both independent consultants and competent persons.

***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 45% interest in the Kibali gold mine.

See comments and US disclaimer.

MASSAWA

During the quarter, work at Massawa focused on exploration on the permit. Details are included in the exploration section of this report.

Massawa mineral resource and reserve update

The initial prefeasibility study completed on the open pit mineral reserves in 2010 has been updated using a reserve gold price of US$1 000/oz, a resource price of US$1 500/oz and revised input costs. See extract from annual mineral resource and mineral reserve declaration published 30 March 2012.

MASSAWA RESOURCES AND RESERVES
		Tonnes		Grade		Gold		Attributable gold*** 83%
		Mt	Mt	(g/t)	(g/t)	(Moz)	(Moz)	(Moz)	(Moz)
at 31 December	Category	2011	2010	2011	2010	2011	2010	2011	2010
MINERAL RESOURCES*
Open pit	Indicated	37.33	34.87	2.65	2.77	3.18	3.11	2.65	2.59
	Inferred	1.19	1.09	3.31	3.37	0.13	0.12	0.11	0.10
Underground	Inferred	2.18	2.33	4.24	4.18	0.30	0.31	0.25	0.26
Total mineral resources	Indicated Inferred	37.33 3.36	34.87 3.42	2.65 3.92	2.77 3.92	3.18 0.42	3.11 0.43	2.65 0.35	2.59 0.36

MINERAL RESERVES**
Open pit	Probable	20.73	17.42	3.07	3.36	2.05	1.88	1.70	1.57
Total mineral reserves	Proven and probable	20.73	17.42	3.07	3.36	2.05	1.88	1.70	1.57
*

Open pit mineral resources are the insitu mineral resources falling within the US$1 500/oz pit shell reported at a 0.5g/t cut-off. Underground mineral resources are those insitu mineral resources below the US$1 500/oz pit shell of the North 2 deposit reported at a 2.0g/t cut-off. Mineral resources were generated by Mr Babacar Diouf, an officer of the company and competent person.

**

Open pit mineral reserves are reported at a gold price of US$1 000/oz and a 1.1g/t cut-off and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Onno ten Brinke, in his capacity as an independent consultant, and reviewed and verified by Mr Rodney Quick, an officer of the company and competent person.

***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 83% interest in the Massawa gold project.

See comments and US disclaimer.

EXPLORATION ACTIVITIES

In the first quarter of 2012 we continued to advance our projects in line with our strategic plan. After several years of continuous drilling in Mali and Senegal, it has been a time for consolidation, to review of all data layers and clean-up the resource triangle to prioritise work programmes. In Côte d’Ivoire we are slightly more advanced, with drill programmes being defined on targets across our permit portfolio as well as the conversion of inferred resources in the Southern Zone orebody. At Kibali it was all about the evaluation of the potential mineral inventory and in Kalimva we have a new target which could deliver the next discovery.

MALI

Gounkoto

As part of the ongoing underground prefeasibility study at Gounkoto, an additional eight holes were drilled beneath the reserve pit to further delineate the high grade in the Jog Zone and to test for new areas of high grade mineralisation to increase the projects potential. This work included the drilling of three twin holes within the Jog Zone which all confirmed the location and high grade of the mineralisation in both MZ2 and MZ3. However they also confirmed the variable nature of the coarse, high grade gold content of this mineralisation and on average were 56.6% higher in grade than the original holes.

GOUNKOTO COMPARISON OF DRILL HOLES
	Original					Twin					Difference
Section	Hole ID	Interval	True width	Gold g/t	GM	Hole ID	Interval	True width	Gold g/t	GM	Width %	Grade %	Zone
24	GKDH220	30.10	29.12	17.35	522.24	GKTWDH12	19.05	18.20	11.33	215.84	-36.72	-34.70	MZ2
25	GKDH325	13.10	12.46	5.53	72.44	GKTWDH14	14.30	10.82	9.69	138.57	9.16	75.23	MZ2
28	GKDH320	91.50	66.46	3.43	313.85	GKTWDH16	85.45	56.67	7.87	672.49	-6.61	129.45	MZ3
	Average	44.90	36.01	6.74	908.52	Average	39.60	28.56	8.64	1 026.90	-11.80	56.6

Three holes were drilled outside of the Jog Zone, beyond the limits of the block model. However no mineralisation was intersected, although the holes did confirm the continuity of the geological units as well as the structures hosting mineralisation. Drilling has now stopped and a detailed review is being completed.

Gounkoto/Bambadji regional exploration

In the Gounkoto and Bambadji region the emphasis has been on generating conceptual targets beneath the extensive transported material around the Falémé River. The regional gravity and electromagnetic geophysical data highlights a major structural north-south break which runs from Gounkoto to Yalea and is a significant regional target for exploration.

Due to the fact that the Falémé River runs along this structure (or adjacent to it) any near surface mineralisation may be masked at surface. In addition, the geological complexity of an orogenic belt featuring blind mineralisation due to features such as folds, thrusts and faults in line with what is recognised from our deposits across the Loulo district clarify the reasons for testing deeper concepts beneath transported material. A number of regional cross sections have been constructed across the district, and drilling will focus on the Yalea/Gounkoto structure where no historical work has been carried out. This includes drill lines on both the Gounkoto and Bambadji permits. In Bambadji, pitting on a Gounkoto lookalike target at West Kach has returned anomalous results: 0.4g/t, 0.3g/t and 1.52g/t; and at Beyanord historical diamond drill hole results of 40 metres at 1.12g/t and 16 metres at 1.48g/t on the Yalea/Gounkoto structure are deemed very significant, while to the southwest of Gounkoto rock chips in the river returned 4g/t.

Loulo exploration

At Loulo, extensive drill programmes were completed during 2011 on satellite deposits which resulted in the conversion of resources to reserves at Baboto and at Loulo 3, and the identification of a potential underground target at Loulo 3. In terms of greenfields potential, two highly prospective target areas at Gara North and Yalea South have been selected for follow-up work including RC drilling. In Gara North, two targets which are largely covered by transported colluvial material will be further tested. Geologically, the target is underlain by tourmalised greywackes along strike to the north of PQ10 and has returned: 4.6 metres at 1.93g/t and 2 metres at 7.26g/t in grooves; 14 metres at 1.9g/t and 10 metres at 1.8g/t in RC holes drilled in January; as well as a number of anomalous lithosamples from several small outcrops. At Yalea South, drilling is planned on the north-south Yalea structure where previous RAB drilling did not penetrate transported river gravels. A recent trench result returned 7 metres at 2.88g/t and 3 metres at 3.85g/t, and an old DDH hole intersected 10.5 metres at 1.7g/t.

The latest resource models and pit designs are being reviewed to identify opportunities for additional resource conversion opportunities including those resources which are not in the current five year LOM plan.

Underground exploration

Underground exploration drilling continued throughout the quarter. A total of 38 holes for 5 166 metres was drilled in Yalea underground and Gara underground. Results support the geological model and grade tenure of both deposits. Interestingly, drilling in the ‘purple patch’ which had previously identified a possible duplication of the orebody has now confirmed thickening due to folding and reverse movement along the main structure.

Exploration has been analysing the Yalea and Gara deposits and the potential for new high grade zones of mineralisation at depth and is planning three approximately 1.8 kilometre deep holes below the current block model, per deposit in order to aid longer term mine development.

Mali South

A year has elapsed since the signing of the Nimisila JV in southern Mali. During this time exploration has completed regional soil surveys and regional and detailed geological and regolith mapping and interpretation. This quarter infill soil grids were completed on 10 of the identified targets of which nine have returned sufficient anomalism to require further follow-up work, including trenching, prior to a decision on whether or not the targets meet the criteria for drilling.

SENEGAL

Randgold’s Mako belt permits currently host the Massawa deposit (3.6Moz at 2.76g/t) and the potential for a further 3.9Moz at 0.9g/t contained in six satellite deposits around Massawa. However due to the combination of the refractory nature of the Massawa mineralisation and the low grade of the satellite deposits, the exploration team continues to evaluate targets within the resource triangle to enable the project to move towards development. Following a detailed review of the resource triangle, including the rejection of targets which do not meet Randgold’s stringent filters, the team is now evaluating 16 early stage targets.

CÔTE D’IVOIRE

At Tongon, a diamond drilling programme beneath the Southern Zone pit has started with the aim to convert 600 000 inferred ounces to indicated status. By the end of Q1 two holes had been completed, confirming the geology as modelled but with gold assay results pending. Elsewhere in the Nielle permit, exploration is evaluating early stage targets which will lead to the next discovery.

At Diouala, on strike between the Nielle permit and the Banfora project in Burkina Faso, high grade lithosamples have been returned from the Gnelezie target (35.6g/t, 18.6g/t, 12g/t and 1.62g/t) from strongly sheared and altered granite. At Kokoriko, several sub-parallel silicified structures within andesites have returned high grade lithosamples over three kilometres, including: 17g/t, 16.6g/t, 9.36g/t and 3.6g/t. Aircore drilling is planned for Q2 on both of these targets.

At Boundiali, 60 kilometres to the west of Nielle, early stage exploration work has identified four district scale (gold in soil) anomalous corridors up to 30 kilometres in strike length for follow-up work. Detailed mapping is currently in progress to define drill targets for testing later in the year.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

A Phase 1 programme of six diamond holes was drilled over a 1.5 kilometre strike at KCD and confirms a 100 to 200 metre wide extension of the 9000 lode towards Gorumbwa. Results include: DDD545 - 1 metre at 4.53g/t (from 391.6 metres to 392.6 metres); 1.6 metres at 5.6g/t (from 395.8 metres to 397.4 metres); and 23.5 metres at 2.93g/t including 10 metres at 5.46g/t (from 403.5 metres to 427 metres). Mineralisation locates along the limb of an overturned fold. Results are currently being modelled to design a second phase of infill drilling to enable an updated resource calculation.

Within a 10 kilometre radius of the main KCD deposit, there are a number of satellite deposits which are in reserve category or have resource potential calculated. Both of these target types are considered to be high priority as they have considerable upside, either having very limited drilling or drilling only to shallow depths of less than 200 metres. Gorumbwa, the Pakaka-Pamao complex and Mengu Hill Village complex have been initially prioritised and form part of the endowment plan for near mine site targets in the resource triangle. Drill programmes are currently underway at Mengu Hill and Pakaka to evaluate the mineral inventory. At Pakaka, hole PDD145 drilled 410 metres down plunge and outside of the current resource model returned 29 metres at 3.19g/t from 394 metres. Mineralisation remains open in all directions. In addition a new target, Tete Bankangwe, has been identified as a potential new mineralised lode plunging below the Pakaka deposit, associated with an anticline fold structure. Previous shallow RC drilling returned promising results including 10 metres at 4.36g/t and 20 metres at 3.05g/t. Phase 1 diamond drilling is in progress.

At Kalimva, a first phase of diamond drilling of six holes over a strike of 1.5 kilometres has been completed. Gold assay results have been received for the first two holes: KVDD001 - 73.7 metres at 3.41g/t including 7.2 metres at 6.83g/t, 6.8 metres at 5.73g/t and 7.8 metres at 7.2g/t; and KVDD0002 - 26.03 metres at 2.57g/t including 11.55 metres at 4.19g/t. These results together with the observations from the other four holes confirm a very significant mineralised system over a 1.5 kilometre strike, comprising a series of stacked lodes which plunge to the northeast at approximately 30 degrees. Geologically the target is underlain by ironstones, a thick package of coarse volcaniclastics, tuff units, and thin carbonaceous shale horizons. Mineralisation is associated with strong silica-carbonate-chlorite-sericite alteration, finely disseminated pyrite and pyrrhotite and the local presence of specular haematite.

At Zambula, results were received from trenches in the central part of the Zambula anomaly: ZBTR19 - 8 metres at 2.5g/t; and ZBTR20 - 34 metres at 1.32g/t including 6 metres at 5.65g/t. A full surface evaluation of the five kilometre target continues prior to planning further reconnaissance diamond drilling.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

US$000	Quarter ended 31 Mar 2012	Quarter ended 31 Dec 2011 (Restated)+	Quarter ended 31 Mar 2011	12 months ended 31 Dec 2011 (Restated)+
REVENUES
Gold sales on spot	271 337	311 474	185 629	1 127 086
Total revenues	271 337	311 474	185 629	1 127 086
Other income	1 057	1 090	2 182	4 360
Total income	272 394	312 564	187 811	1 131 446
COST AND EXPENSES
Mine production costs	97 208	92 793+	76 098	362 892+
Movement in production inventory and ore stockpiles	(10 779)	(9 434)	2 279	5 047
Depreciation and amortisation	23 943	7 224	21 369	82 060
Other mining and processing costs	17 060	21 822	13 419	70 303
Mining and processing costs	127 432	112 405+	113 165	520 302+
Transport and refining costs	860	1 335	488	2 641
Royalties	13 461	16 058	9 144	53 841
Exploration and corporate expenditure	10 861	12 115	10 286	43 925
Other expenses	4 227	8 099	-	10 921
Total costs	156 841	50 012+	133 083	631 630	+

Finance income	791	395	1 323	1 015
Finance costs	(45)	(1 571)	(1 526)	(3 597)
Finance income/(costs) – net	746	(1 176)	(203)	(2 582)
Profit before income tax	116 299	161 376+	54 525	497 234+
Income tax expense	(12 291)	(16 699) +	(8 583)	(55 329)+
Profit for the period	104 008	144 677+	45 942	441 905+
Other comprehensive income
(Loss)/gain on available-for-sale financial assets	597	(834)	(2 606)	(9 206)
Other comprehensive income	597	(834)	(2 606)	(9 206)
Total comprehensive income	104 605	143 843+	43 336	432 699+
Profit attributable to:
Owners of the parent	89 440	122 278+	41 494	383 860+
Non-controlling interests	14 568	22 399+	4 448	58 045+
	104 008	144 677+	45 942	441 905+
Total comprehensive income attributable to:
Owners of the parent	90 037	121 444+	38 888	374 654+
Non-controlling interests	14 568	22 399+	4 448	58 045+
	104 605	143 843+	43 336	432 699+
Basic earnings per share (US$)	0.97	1.33+	0.46	4.20+
Diluted earnings per share (US$)	0.96	1.32+	0.45	4.16+
Average shares in issue (000)	91 782	91 684	91 093	91 338

These results are presented as the first quarter report of 2012. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2011, except for the change in accounting policy on production-phase stripping costs, and which will form the basis of the 2012 annual report. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting.

+

The group changed its accounting policy on production-phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to change in accounting policy section for further details).

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

US$000	At 31 Mar 2012	At 31 Dec 2011 (Restated)+	At 31 Mar 2011
Assets
Non-current assets
Property, plant and equipment	1 379 497	1 291 291+	980 505
Cost	1 640 988	1 528 839+	1 157 362
Accumulated depreciation and amortisations	(261 491)	(237 548)	(176 857)
Deferred tax	-	-	379
Long term ore stockpiles	-	-	7 599
Trade and other receivables	2 531	2 436	1 619
Mineral properties	406 000	406 000	406 000
Total non-current assets	1 788 028	1 699 727+	1 396 102
Current assets
Inventories and ore stockpiles	226 036	218 950	201 490
Trade and other receivables	169 082	130 988	103 152
Cash and cash equivalents	456 937	487 644	352 264
Available-for-sale financial assets	8 094	7 498	13 199
Total current assets	860 149	845 080	670 105
Total assets	2 648 177	2 544 807+	2 066 207
Equity attributable to owners of the parent	2 293 576	2 191 266+	1 836 264
Non-controlling interests	126 518	111 950+	58 353
Total equity	2 420 094	2 303 216+	1 894 617
Non-current liabilities
Loans from minority shareholders	3 300	2 614	2 890
Deferred tax	27 498	21 370+	12 824
Provision for rehabilitation	40 088	39 809	29 635
Total non-current liabilities	70 886	63 793+	45 349
Current liabilities
Trade and other payables	140 819	158 903	112 169
Current tax payable	16 378	18 895	14 072
Total current liabilities	157 197	177 798	126 241
Total equity and liabilities	2 648 177	2 544 807+	2 066 207
+

The group changed its accounting policy on production-phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to change in accounting policy section for further details).

Property, plant and equipment at cost increased by US$112.1 million for the three months ended 31 March 2012, resulting from the continued capital expenditure across the group’s projects and operations. Capital expenditure of US$64.6 million at Loulo related primarily to decline developments at the Gara and Yalea underground mines, as well as to stripping costs being deferred with regards to the Yalea South pushback (refer to change in accounting policy section for further details). US$9.8 million was incurred on capital expenditure at Gounkoto, principally in respect of roads, infrastructure, water and crushing facilities. Capital expenditure at Kibali amounting to US$30.3 million (attributable) was primarily spent on earthworks, civils, structural steel works, RAP and camp construction. Capital expenditure of US$7.4 million was spent at the Tongon mine, primarily on plant engineering. The group’s capital commitments at 31 March 2012 amounted to US$158.1 million and mainly related to Kibali (US$111.8 million).

The US$7.1 million rise in inventories and current ore stockpiles is a result of the increase in gold on hand at both Loulo and Gounkoto at quarter end. 10 958 ounces of gold in doré (valued at US$18.2 million using the closing spot price of US$1 663/oz) remained unsold at the Loulo-Gounkoto complex at quarter end, due to the timing of gold shipments.

The increase in current trade and other receivables of US$38.1 million is mainly due to increased gold debtor balances at Loulo as a result of the timing of gold shipments at quarter end (US$29.3 million). Gold shipments resumed at quarter end, following the political upheaval in Mali during March 2012.

The decrease in cash of US$30.7 million reflects the capital expenditure on the group’s growth projects during the quarter as well as the increased gold debtors, as detailed above, partially funded by cash generated by operations during the quarter.

The increase in deferred taxation of US$6.1 million relates mainly to the stripping costs that have been deferred at Loulo following the change in accounting policy on 1 January 2012 (refer to change in accounting policy section for further details).

The decrease in trade and other payables of US$18.1 million for the three months ending 31 March 2012 mainly reflects the timing of settling of creditor invoices.

The decrease in current tax payable of US$2.5 million, or 13%, is the result of the reduction in the corporate tax rate in Mali from 35% to 30% in 2012. This affected both the Morila and Loulo mines. Gounkoto is currently operating within a tax holiday period following the signing of the mining convention in March 2012.

CONSOLIDATED CASH FLOW STATEMENT

US$000	3 months ended 31 Mar 2012	3 months ended 31 Mar 2011	12 months ended 31 Dec 2011 (Restated)+
Profit after tax	104 008	45 942	441 905+
Income tax expense	12 291	8 583	55 329+
Profit before income tax	116 299	54 525	497 234+
Adjustment for non-cash items	30 707	25 812	105 076
Effects of change in operating working capital items	(67 983)	11 241	(4 356)
Receivables	(38 189)	(5 635)	(33 888)
Inventories and ore stockpiles	(7 086)	(4 443)	(14 304)
Trade and other payables	(22 708)	21 319	43 836
Income tax paid	(3 371)	(6 729)	(15 994)
Net cash generated from operating activities	75 652	84 849	581 960+
Additions to property, plant and equipment	(112 149)	(99 216)	(460 583)+
Increase in available-for-sale insurance asset	-	-	(920)
Net cash used by investing activities	(112 149)	(99 216)	(461 503)
Proceeds from issue of ordinary shares	5 790	278	19 227
Decrease in long term loans	-	(62)	(234)
Dividends paid to company’s shareholders	-	-	(18 221)
Net cash generated from financing activities	5 790	216	772
Net (decrease)/increase in cash and cash equivalents	(30 707)	(14 151)	121 229
Cash and cash equivalents at beginning of period	487 644	366 415	366 415
Cash and cash equivalents at end of period	456 937	352 264	487 644
+

The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to change in accounting policy section for further details).

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital US$000	Share premium US$000	Other reserves* US$000	Retained earnings+ US$000	Total equity attributable to owners of parent+ US$000	Non- controlling interests+ US$000	Total equity+ US$000
Balance - 31 December 2010	91 082 170	4 555	1 362 320	31 596	393 570	1 792 041	53 905	1 845 946
Fair value movement on available-for-sale financial assets	-	-	-	(2 606)	-	(2 606)	-	(2 606)
Other comprehensive expense	-	-	-	(2 606)	-	(2 606)	-	(2 606)
Net profit for the period	-	-	-	-	41 494	41 494	4 448	45 942
Total comprehensive income	-	-	-	(2 606)	41 494	38 888	4 448	43 336
Share-based payments	-	-	-	5 073	-	5 073	-	5 073
Share options exercised	12 500	1	277	-	-	278	-	278
Exercise of options previously expensed under IFRS 2+	-	-	73	(73)	-	-	-	-
Shares vested#	6 400	-	448	(448)	-	-	-	-
Lapsed options originally issued on acquisition of Moto	-	-	-	(16)	-	(16)	-	(16)
Balance - 31 March 2011	91 101 070	4 556	1 363 118	33 526	435 064	1 836 264	58 353	1 894 617
Balance - 31 December 2011 (previously reported)	91 717 070	4 587	1 386 939	40 531	752 433	2 184 490	110 256	2 294 746
Change in accounting policy+	-	-	-	-	6 776	6 776	1 694	8 470
Balance - 31 December 2011 (restated)+	91 717 070	4 587	1 386 939	40 531	759 209	2 191 266	111 950	2 303 216
Fair value movement on available-for-sale financial assets	-	-	-	597	-	597	-	597
Other comprehensive income	-	-	-	597	-	597	-	597
Net profit for the period	-	-	-	-	89 440	89 440	14 568	104 008
Total comprehensive income for the period	-	-	-	597	89 440	90 037	14 568	104 605
Share-based payments	-	-	-	6 483	-	6 483	-	6 483
Share options exercised	73 048	4	5 786	-	-	5 790	-	5 790
Exercise of options previously expensed under IFRS 2	-	-	402	(402)	-	-	-	-
Shares vested#	34 666	2	1 800	(1 802)	-	-	-	-
Balance - 31 March 2012	91 824 784	4 593	1 394 927	45 407	848 649	2 293 576	126 518	2 420 094
+

The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to change in accounting policy section for further details).

*

Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges, as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.

#

Restricted shares were issued as remuneration to executive directors, non-executive directors and senior management. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist in understanding the performance of its business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs+ and cash cost per ounce+ are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.

Total cash costs per ounce+ are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs+ and cash operating cost per ounce+ are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure and represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.

Profit from mining activity+ is calculated by subtracting total cash costs from gold sales for all periods presented.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

+

The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to change in accounting policy section for further details).

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP	Quarter ended 31 Mar	Quarter ended 31 Dec 2011	Quarter ended 31 Mar	12 months ended 31 Dec 2011
US$000	2012	(Restated)+	2011	(Restated)+
Gold sales on spot	271 337	311 474	185 629	1 127 086
Elimination of intercompany sales	442	2 150	882	4 314
Gold sales	271 779	313 624	186 511	1 131 400
Mine production costs	97 208	92 793+	76 098	362 892+
Movement in production inventory and ore stockpiles	(10 779)	(9 434)	2 279	5 047
Transport and refinery costs	860	1 335	488	2 641
Royalties	13 461	16 058	9 144	53 841
Other mining and processing costs	17 060	21 822	13 419	70 303
Elimination of intercompany sales	1 809	5 851	(38)	7 690
Total cash costs	119 619	128 425+	101 390	502 414+
Profit from mining activity	152 160	185 199+	85 121	628 986+
Ounces sold	159 221	188 271	136 267	718 762
Total cash cost per ounce sold*	751	682+	744	699+
Cash operating cost per ounce sold*	667	597+	677	624+
Gold on hand at period end*	18 218	12 845	47 824	12 845
+

The group changed its accounting policy on production phase stripping costs with effect from 1 January 2012. As a result, the 2011 results have been restated (refer to change in accounting policy section for further details).

*	Refer to explanation of non-GAAP measures provided.

ANNUAL RESOURCE AND RESERVE DECLARATION

at 31 December		Tonnes		Grade		Gold		Attributable gold***
Mine/project	Category	(Mt) 2011	(Mt) 2010	(g/t) 2011	(g/t) 2010	(Moz) 2011	(Moz) 2010	(Moz) 2011	(Moz) 2010
MINERAL RESOURCES*
Kibali								45%	45%
	Indicated	129.35	123.96	3.38	3.40	14.04	13.54	6.32	6.09
Sub total	Measured and indicated Inferred	129.35 63.90	123.96 58.64	3.38 2.23	3.40 2.60	14.04 4.58	13.54 4.91	6.32 2.06	6.09 2.21
Loulo								80%	80%
	Measured Indicated	6.28 52.73	8.37 52.37	3.40 4.67	3.40 4.69	0.69 7.91	0.91 7.89	0.55 6.33	0.73 6.31
Sub total	Measured and indicated Inferred	59.02 17.53	60.74 25.28	4.53 3.18	4.51 3.15	8.60 1.79	8.81 2.56	6.88 1.44	7.04 2.05
Gounkoto								80%	80%
	Measured Indicated	1.02 22.15	- 23.24	2.73 5.17	- 4.84	0.09 3.68	- 3.62	0.07 2.94	- 2.89
Sub total	Measured and indicated Inferred	23.17 14.08	23.24 11.10	5.06 2.87	4.84 5.35	3.77 1.30	3.62 1.91	3.01 1.04	2.89 1.53
Morila								40%	40%
	Measured	8.12	12.55	1.24	1.39	0.32	0.56	0.13	0.22
Sub total	Measured and indicated Inferred	8.12 44.48	12.55 1.95	1.24 0.46	1.39 0.79	0.32 0.66	0.56 0.05	0.13 0.27	0.22 0.02
Tongon								89%	89%
	Measured Indicated	0.89 35.54	0.42 36.84	1.68 2.69	1.93 2.76	0.05 3.07	0.03 3.26	0.04 2.74	0.02 2.91

Sub total	Measured and indicated Inferred	36.43 17.28	37.26 9.67	2.67 2.67	2.75 3.00	3.12 1.48	3.29 0.93	2.78 1.32	2.93 0.83
Massawa								83%	83%
	Indicated	37.33	34.87	2.65	2.77	3.18	3.11	2.65	2.59
Sub total	Measured and indicated Inferred	37.33 3.36	34.87 3.42	2.65 3.92	2.77 3.92	3.18 0.42	3.11 0.43	2.65 0.35	2.59 0.36
TOTAL RESOURCES	Measured and indicated Inferred	293.42 160.64	292.62 110.08	3.50 1.98	3.50 3.05	33.04 10.25	32.92 10.80	21.77 6.48	21.77 7.00

MINERAL RESERVES**
Kibali								45%	45%
	Probable	78.62	74.32	4.04	4.21	10.21	10.05	4.59	4.52
Sub total	Proven and probable	78.62	74.32	4.04	4.21	10.21	10.05	4.59	4.52
Loulo								80%	80%
	Proven Probable	2.83 38.88	4.54 40.89	2.58 5.00	2.98 4.63	0.23 6.24	0.43 6.09	0.19 5.00	0.35 4.87
Sub total	Proven and probable	41.71	45.43	4.83	4.47	6.48	6.52	5.18	5.22
Gounkoto								80%	80%
	Proven Probable	0.77 16.19	- 17.11	2.19 5.19	- 5.10	0.05 2.70	- 2.80	0.04 2.16	- 2.24
Sub total	Proven and probable	16.96	17.11	5.06	5.10	2.76	2.80	2.21	2.24
Morila								40%	40%
	Proven Probable	1.44 6.68	5.86 6.69	1.71 1.14	1.68 1.14	0.08 0.24	0.32 0.24	0.03 0.10	0.13 0.10
Sub total	Proven and probable	8.12	12.55	1.24	1.39	0.32	0.56	0.13	0.22
Tongon								89%	89%
	Proven Probable	0.89 32.21	0.42 36.69	1.68 2.63	1.93 2.47	0.05 2.72	0.33 2.91	0.04 2.42	0.02 2.59
Sub total	Proven and probable	33.10	37.11	2.60	2.46	2.77	2.94	2.46	2.62
Massawa								83%	83%
	Probable	20.73	17.42	3.07	3.36	2.05	1.88	1.70	1.57
Sub total	Proven and probable	20.73	17.42	3.07	3.36	2.05	1.88	1.70	1.57
TOTAL RESERVES	Proven and probable	199.25	203.93	3.84	3.78	24.58	24.76	16.28	16.39

Randgold reports its mineral resources and ore reserves in accordance with the JORC code, equivalent to National Instrument 43-101. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Addition of individual line items may not sum to sub totals because of the rounding off to two decimal places. Mineral resources are inclusive of mineral reserves.

*

Open pit mineral resources consist of insitu mineral resources at a 0.5g/t cut-off falling within a US$1 500/oz optimised pit shell. Underground mineral resources are those mineral resources falling below the open pit resources reported at cut-off grades of between 1.4g/t to 2.0g/t.

**

Open pit and underground mineral reserves are economic at a gold price of US$1 000/oz, except for the Tongon Northern Zone pit which is calculated at a gold price of US$900/oz. Open pit reserves are calculated at a weighted average cut-off grade of 1.12g/t. Underground reserves are calculated at a weighted average cut-off grade of 2.26g/t. Stockpile reserves at Morila are calculated at a cut-off grade of 0.88g/t. Dilution and ore loss are incorporated into the calculation of reserves.

***	Attributable gold (Moz) refers to the quantity attributable to Randgold based on the company’s interest in the project.

Competent persons:

Loulo mineral resources were calculated by Mr Abdoulaye Ngom, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person. Morila mineral resources were calculated by Mr Adama Kone, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person. The Tongon and Massawa mineral resources were calculated by Mr Babacar Diouf and Mr Mamadou Ly, both officers of the company, reviewed by Mr Jonathan Kleynhans, an officer of the company and competent person. Kibali mineral resources were calculated by Mr Ernest Doh under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person. The Gounkoto mineral resources were calculated by Mr Abdoulaye Ngom, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person. All mineral resources were reviewed and approved by Mr Rodney Quick, general manager evaluation and a lead competent person. Mr Johan Kleynhans and Mr Rodney Quick are members of SACNASP and both have sufficient experience in the style of mineralisation and types of deposits under consideration and the activity which they are undertaking as competent persons as defined in the 2004 addition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’.

The Loulo and Gounkoto open pit mineral reserves were calculated by Mr Shaun Gillespie, an independent consultant, competent person and member of SAIMM. Loulo underground reserves were calculated by Mr Juan Mitchell, an officer of Randgold, reviewed by Mr Mark Odell, an independent consultant, competent person and practising professional engineer. The Tongon Northern Zone mineral reserves were calculated by Mr Samuel Baffoe, under the supervision of Mr Onno ten Brinke, an officer of the company and competent person. The Tongon Southern Zone mineral reserve was calculated by Mr Nicholas Kingaby, an independent consultant, competent person and member of SAIMM. Massawa mineral reserves were calculated by Mr Onno ten Brinke in the capacity as an independent consultant, competent person and member of AusIMM, and reviewed and verified by Mr Rodney Quick, an officer of the company and competent person. The mineral reserves of Morila were calculated by Mr Stephen Ndede, an officer of the company, competent person and member of AusIMM. Kibali open pit mineral reserves were calculated by Mr Onno ten Brinke and Mr Nicholas Coomson, both officers of the company, competent persons and members of AusIMM. Underground mineral reserves were calculated by Mr Dan Donald and Mr Tim Peters, both independent consultants, competent persons and members of AusIMM. All competent persons have sufficient experience in the style of mineralisation and types of deposits under consideration and the activity which they are undertaking as competent persons as defined in the 2004 addition in the ‘Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves’.

Cautionary note to US investors: The United States Securities and Exchange Commission (the SEC) permits mining companies,

in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.

GENERAL

Despite the challenges experienced at both Tongon and in Mali during the first quarter, the company remains committed to the production targets outlined at the start of the year. The resumption of civilian rule in Mali is expected to ensure that the operations continue to run at full production. Similarly, the positive trend experienced at the Tongon mine at the end of the first quarter and start of the second quarter should allow management to make up the short fall in production over the remainder of the year.

At the same time, the group remains focused on increasing its reserves and resources asset base, with continued brownfield and greenfield exploration across the portfolio.

The directors confirm to the best of their knowledge that:

a)	These first quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b)	The interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board
DM Bristow	GP Shuttleworth
Chief executive	Financial director
3 May 2012

RANDGOLD RESOURCES NEWS UPDATES

EXPLORATION: PLAYING – AND WINNING – A LONG TERM GAME

With construction on Kibali underway, the new Tongon and Gounkoto mines settling down, and the Loulo expansion programme gaining pace, Randgold’s exploration teams are intensifying the hunt for more world-class orebodies for the operators to develop. “We see exploration as a long term game and our focus is fixed on the far horizon rather than the next quarter,” explains group GM exploration Paul Harbidge. “The success of this strategy is evidenced by the fact that we’ve discovered and delivered five multi-million ounce deposits over the past 16 years.”

Group GM evaluation Rod Quick notes that while Randgold’s recently published annual resource and reserve declaration shows a robust but relatively static reserve profile, this is underlain by very significant upside opportunities at Loulo, Tongon and Kibali as well as in the company’s greenfields portfolio.

“With some four million ounces of resources outside of reserves, Loulo’s reserve conversion potential is substantial and Kibali is still very much a work in progress but already has eight million ounces of resources outside of the reserves. In addition to evaluating the mineral inventory adjacent to the known deposits at Kibali, we are also looking for greenfields opportunities within the vast lease area, where Kalimva is developing into an exciting target, as well as further afield in the DRC, where we intend to acquire new tenements,” adds Harbidge.

“In addition, with the situation in the Côte d’Ivoire now back to normal, we’ve resumed our regional work there. A number of targets have been defined for further work on the Boundiali permit and field work at Dioala has returned strong results. We’ve also started building a new footprint in Burkina Faso where work has started on the Kampti permit and seven new applications have been lodged.”

The past year was one in which Randgold’s exploration effort concentrated on infill and verification drilling to bring the Gounkoto and Tongon mines into production, and to advance the detailed development studies at Kibali. Despite a 58% increase in production, attributable reserves at year-end stood at 16.28 million ounces against 16.38 million ounces for 2010. The overall reserve grade increased from 3.78g/t to 3.84g/t in line with the company’s emphasis on quality over quantity.

Refer to the abridged mineral resource and mineral reserve declaration at 31 December 2011 in the Q1 report.

100% DIVIDEND INCREASE APPROVED

Randgold Resources has declared a final dividend for the year ended 31 December 2011 of US$0.40 per share, up 100% on the US$0.20 per share for the previous year. The dividend payment will be made on 29 May 2012 to shareholders on the register on 11 May 2012. The ex-dividend date will be 9 May 2012.

Shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on the company’s website at www.randgoldresources.com and posting it back to the transfer secretaries, to be received by Monday 14 May 2012. The exchange rate for these payments in sterling will be set on 15 May 2012.

DELIVERING CLOSE TO PLAN, LOULO EYES FURTHER EXPANSION

The successful commissioning of the third mill at the Loulo plant has marked the completion of another stage in the continuing expansion of the complex as well as a significant improvement in its all-round performance.

Capital projects executive John Steele said the installation time of 12 weeks was one of the fastest ever achieved for a mill of this size. The on plan and on budget commissioning represented the completion of another successful project by Randgold’s seasoned capital team, he said.

Despite the disruption caused by the coup in Mali, throughput this quarter was up 8% and close to plan, while aggregate and unit costs were down by an encouraging margin. This decrease was masked by a lower average grade in the case of total cash costs per ounce. The underground mines continued to show a steady improvement in tonnes mined as well as metres developed, and both Yalea and Gara have initiated their backfill projects.

“There has been an improvement on all fronts at Loulo, with the metallurgical team doing particularly well, and the mine is showing solid proof of being able to deliver at its design capacity. What is particularly notable about this performance is that it was achieved in the midst of the coup’s attendant turmoil, which is a tribute to the cool competence of the Loulo team and also to the effectiveness of our partnership and in-country management strategies,” says chief executive Mark Bristow.

Throughput has been ramped up from 300 000 to 330 000 tonnes per month in line with design and, says group metallurgist Paul Gillot, there is potential to increase this further. “We believe a de-bottlenecking exercise will increase this to 350 000 tonnes per month with very little capital expenditure, and we’re also looking at the possibility of ramping up production to 450 000 tonnes per month, at a cost of around US$120 million. The open pit resources alone will justify such an expansion. We plan to complete this scoping before the year end,” he said.

Meanwhile, the successful roll-out of the plant’s Metworx cost-focused, short interval management system, already proven at Morila, has significantly enhanced the efficiency of the team, from senior managers to operators.

AFTER ROCKY ROAD, TONGON ON COURSE FOR 2012 TARGET

No sooner had the dust settled on the Côte d’Ivoire’s disputed elections when the recently commissioned Tongon mine had to deal with a number of other tough issues: managing through the transitional ore, debugging the plant, settling down the link to the national power grid, and addressing the training and industrial relations challenges that come with a new mine in a region with limited skills availability.

The impact of these difficulties is evident in Tongon’s Q1 results and particularly in the slower ramp-up in plant throughput. However, by the end of the quarter the trends were positive again, with throughput and recoveries improving, and management is confident that the mine is still capable of meeting its targets for the year.

“We are clear about where we are going, and how we are going to ramp-up production and deliver on our plan,” says Tongon GM Luiz Correia. “We’re resolving the remaining plant problems, stabilising the grid power supply and improving the mill availability. We’re also maintaining our focus on training the operators to run the plant at maximum efficiency.”

Adds group human resources executive Phil Pretorius: “As in the other countries where Randgold operates, we’re committed to building a national skills base in Côte d’Ivoire. At Tongon, 94% of the total workforce are Ivorians and 83% have been drawn from the mine’s immediate surroundings. While this is in line with our sustainability and in-country management strategies, the employment of such a large number of inexperienced people inevitably brought with it significant training and industrial relations challenges.”

Chief executive Mark Bristow says despite a troubled 2011, Tongon remains a success story and an important part of Randgold’s future.

“Tongon is a major asset which, as a low-cost cash generator, will help fund our growth plans. Considering the circumstances, the Tongon team has done remarkably well to settle down the operation and keep it pointed in the right direction,” he said.

CHIAKA BERTHÉ APPOINTED LOULO GENERAL MANAGER

Malian national Chiaka Berthé has been appointed general manager of the Loulo complex, effective April 2012. Berthé is a geologist with 16 years’ experience in exploration and the mining industry. He joined Randgold Resources in 1996 from the Malian National School of Engineering with a master’s degree in geological engineering. He has since been involved in exploration evaluation and production at the Yalea, Gara and Gounkoto deposits. In 2006, he was appointed mineral resources manager for the Loulo complex.

OTHER SENIOR OPERATIONAL APPOINTMENTS

Amadou Famanta has been appointed mineral resources manager of the Loulo complex. He has a master’s degree in geological engineering from the Malian National School of Engineering as well as an MBA in management from ESG-PARIS (France) sponsored by Randgold. He joined Randgold Resources in 1996, starting his career at Loulo as a junior exploration geologist. He has 16 years’ experience in exploration and the minerals industry and was appointed senior production geologist in 2005 and then acting resources manager in 2011.

Ibrahima Siby has been appointed processing manager at Tongon. He is a graduate in chemical engineering from the Mohammedia Institute of Applied Technology in Morocco. In March 2002, he joined Morila as a metallurgical trainee and completed a management development programme a year later. He was Morila’s junior plant metallurgist from 2002 to 2003, metallurgical statistician to 2004 and senior plant metallurgist from 2005 to 2010, after which he was appointed technical superintendent at Loulo.

Mohamed Diallo has been appointed financial manager at the Loulo complex. He obtained his master’s degree in business administration from the National School of Administration of Bamako in 1993 and completed several management courses through the Intermediate Management Development Programme at the University of Cape Town’s Graduate School of Business. He joined Randgold Resources in August 2008 as Morila’s governance and financial controller before being appointed financial manager of Morila in 2009.

KNOWING WHAT IT TAKES

The difference between Randgold and the rest

Randgold Resources’ strong performance last year and last quarter, achieved in the face of major operational and developmental challenges and in the midst of political upheavals in Mali and Côte d’Ivoire, have demonstrated again that the company knows what it takes to succeed in Africa, says chief executive Mark Bristow.

But there are also other key drivers that differentiate Randgold from its peers and underpin its continued profitable growth, he said. Their starting point is the company’s clear and consistent strategy, which is broadly understood throughout the organisation: to increase Randgold’s value per share by discovering world-class African gold deposits (larger than 3 million ounces with an internal rate of return of at least 20%) and developing these into profitable mines. This strategy is securely based on the company’s continued exploration success, which to date has already delivered Morila,

Yalea, Tongon and Gounkoto and which constantly pumps promising new projects into its pipeline. This expanding asset base enables Randgold to project a rising production profile at a time when worldwide gold production is flat or in decline.

“We build mines and plants that are fit for purpose and get into production and up to capacity quickly. We have a strict policy of local recruitment, so these mines are run by management teams consisting almost entirely of the nationals of the countries in which they are located. Expatriates are used largely to transfer skills,” says Bristow.

“Our growth and profitability have given us a strong balance sheet which provides us with the means to self-fund our expansion projects and new developments. We don’t need to finance them through borrowing or by issuing paper,” Bristow says.

Equally fundamental to the company’s sustained success is its philosophy of partnership with its stakeholders, notably the governments and people of its host countries. By committing itself to the long term sustainability of its operations, and demonstrating that its activities generate real benefits for all its stakeholders, Randgold is respected by its hosts not only as a creator of value but as a responsible corporate citizen and a good neighbour.

“Our growth has not diminished our entrepreneurial spirit nor bloated our management structure, which remains flat and non-bureaucratic. All our people think like owners, while our learning style and investment in human capital development allows them to achieve their full potential,” he says.

2011 ANNUAL REPORT AVAILABLE

Randgold has published its Annual Report for the year ended 31 December 2011 which is available on the company’s website at www.randgoldresources.com for viewing and/or downloading. The company has also filed its Form 20-F with the SEC. For a hard copy or CD containing the report, contact Kathy du Plessis at randgoldresources@dpapr.com or telephone +44 20 7557 7738.

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INVESTOR AND MEDIA RELATIONS     For further information contact Kathy du Plessis on telephone: +44 20 7557 7738, e-mail: randgoldresources@dpapr.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.